Exhibit 99.1 Press Release 26 September 2018 07:00 am CEST

Celyad Appoints Carri Duncan as Vice-President

Corporate Development & Communications

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a clinical-stage biopharmaceutical company focused on the development of CAR-T cell therapies, today announced the appointment of Carri Duncan, PhD, as Vice President Corporate Development & Communications, effective as of October 1st, 2018. This is yet another strategic hire to prepare Celyad for its next level of success.

Carri brings broad expertise in Life Science, most recently as VP Investor Relations at Bayer. Prior to that, she worked at Egon Zehnder as a Management Consultant in the Life Science and Finance practice groups. In previous years, Carri worked as an equities analyst including on the Buy-side at Credit Suisse, where she has pioneered coverage of European Biotech equities.

For over a decade, Carri worked as a molecular and cell biologist in academia and with Novartis and Eli Lilly in areas of developmental biology and cancer research, respectively. She earned a PhD in Neuroscience from the ETH-Zurich.

Dr. Christian Homsy, CEO of Celyad: “We are pleased to welcome Carri in our senior leadership team. Carri’s rich experience and sharp analytical skills makes her a perfect fit to lead our corporate development and steer our business strategy. She will be key in designing Celyad’s overall development and further improving our operational excellence.”

Dr. Carri Duncan, VP Corporate Development and Communications: “I’m excited to join Celyad’s talented team in its ambition to transform Oncology. As one of the most promising CAR-T companies at this stage of development and with its unique IP position, I see a great opportunity to use my portfolio of experience, expertise and networks to the further advancement of Celyad.”

Dr. Duncan will be based in Mont-Saint-Guibert, Belgium and will report to Dr. Christian Homsy, Chief Executive Officer.

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Press Release 26 September 2018 07:00 am CEST

About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell-based therapies. Celyad utilizes its expertise in cell engineering to target cancer. Celyad’s CAR-T cell platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, CYAD-01 (CAR-T NKG2D), is currently evaluated in a Phase I dose escalation clinical trial to assess the safety and clinical activity of multiple administrations of autologous CYAD-01 cells in seven refractory cancers including five solid tumors (colorectal, ovarian, bladder, triple-negative breast and pancreatic cancers) and two hematological tumors (acute myeloid leukemia and multiple myeloma). The safety and clinical activity of the CYAD-01 therapy concurrently administered with standard-of-care treatments or preconditioning chemotherapy is also assessed in a full clinical development program focused on acute myeloid leukemia and colorectal cancer. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and New York, NY. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on the NASDAQ Global Market, all under the ticker symbol CYAD.

For more information, please contact:

Celyad Communications@celyad.com Carri Duncan, VP Corporate Development & Communications - T: +32(0) 10 39 41 87

For Belgium: Comfi Sabine Leclercq - T.: +32 (0)2 290 90 91 – celyad@comfi.be

For France: NewCap Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For the U.S.: LifeSci Advisors Daniel Ferry – T.: +1 (617) 535 7746 – daniel@lifesciadvisors.com Public Relations: Allison Blum – T:+1 (646) 627 8383 - allison@lifescipublicrelations.com

Forward-looking statements

This release may contain forward-looking statements, including statements regarding the safety and efficacy of CYAD-01 and the new mAb manufacturing method used to manufacture this drug product candidate; statements concerning the ongoing and planned clinical development of CYAD-01, including the timing of data readouts and presentations; the clinical and commercial potential of CYAD-01 and the adequacy of Celyad’s financial resources; Celyad’s financial condition, results of operation and business outlook; and Celyad’s expected cash burn. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual results, financial condition and liquidity, performance or achievements of Celyad, or industry results, to differ materially from those expressed or implied by such forward-looking statements. In particular it should be noted that the interim data summarized above are preliminary in nature. There is limited data concerning safety and clinical activity following treatment with the CYAD-01 drug product candidate. These results may not be repeated or observed in ongoing or future studies involving the CYAD-01 drug product candidate. These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including statements about: the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs; our ability to advance drug product candidates into, and successfully complete, clinical trials; our ability to successfully manufacture drug

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Press Release 26 September 2018 07:00 am CEST

product for our clinical trials, including with our new mAb manufacturing process and with respect to manufacturing drug product with the desired number of T cells under our clinical trial protocols; our reliance on the success of our drug product candidates, including our dependence on the regulatory approval of CYAD-01 in the United States and Europe and subsequent commercial success of CYAD-01, both of which may never occur; the timing or likelihood of regulatory filings and approvals; our ability to develop sales and marketing capabilities; the commercialization of our drug product candidates, if approved; the pricing and reimbursement of our drug product candidates, if approved; the implementation of our business model, strategic plans for our business, drug product candidates and technology; the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims; regulatory development in the United States, the European Union, and other jurisdictions; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements; our ability to maintain and establish collaborations or obtain additional grant funding; the rate and degree of market acceptance of our drug product candidates, if approved; our financial performance; developments relating to our competitors and our industry, including competing therapies and statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance. A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on April 6, 2018 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document and Celyad’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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